U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                    Commission File No. 0-18785
                                                          CUSIP No. 691384 10 1

                                  (Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

     READ ATTACHED INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    Not applicable

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:             Oxboro Medical International, Inc.

Former Name, if Applicable:

Address of Principal Executive
 Office (Street and Number):         13828 Lincoln Street, N.E.

City, State and Zip Code:            Ham Lake, Minnesota  55304


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Turnover in key accounting personnel at the end of the Registrant's fiscal year and a conversion to a new computer system on October 1, 1995, the beginning of the Registrant's fiscal year, have together caused delays in the production of accurate accounting information necessary to enable the Registrant to prepare the Report. In the process of compiling the end of quarter accounting information, the Registrant encountered a number of delays and, when such information was provided, there were inaccuracies and errors. Attempts to complete the Report in a timely manner were further delayed due to the lack of familiarity of the new personnel with the Registrant's business and comparable numbers from prior periods and the lack of familiarity of the existing personnel with the new computer system. The Registrant has determined that the addition of temporary staff would exacerbate the efforts to complete the report in a timely manner.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Larry A. Rasmusson               (612)        755-9516
                       (Name)                    (Area Code)(Telephone Number)

         (2) Have all or other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X]  Yes       [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X]  Yes       [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See explanation below:

The Registrant believes that net income, if any, will be lower than last year as a result of continuing expenses related to initial development and marketing of products for the outdoor recreational market.



                       Oxboro Medical International, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  February 15, 1996                         By   /s/ Larry A. Rasmusson
                                                      ------------------------
                                                      Larry A. Rasmusson
                                                 Its  Chief Financial Officer